VF 8-11-04

04018139

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SECU... COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49254

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2003 (MM/DD/YY) AND ENDING May 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gotham Lawrence Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
350 Fifth Ave. Suite 3304-12L
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew W. Lawrence 646 414-1008
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
John P. Comparato, CPA PC
(Name — if individual, state last, first, middle name)

207 Hallock Road, Stony Brook, NY 11790
(Address) (City) (State) Zip Code)

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Andrew W. Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gotham Lawrence Corporation, as of May 31, 192004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SHAWN MORIN
Notary Public, State of New York
No. 01MO5060198
Qualified in Kings County
Commission Expires May 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOTHAM LAWRENCE CORPORATION

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED MAY 31, 2004

GOTHAM LAWRENCE CORPORATION

INDEX
MAY 31, 2004

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Statement of Changes in Subordinated Loan	6
Notes to Financial Statements	7-8
Supplementary Information	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5	10-11

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

July 8, 2004

To The Board of Directors
Gotham Lawrence Corporation

We have audited the accompanying statements of financial condition of Gotham Lawrence Corporation as of May 31, 2004 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Gotham Lawrence as of May 31, 2004, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Gotham Lawrence Corporation. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

GOTHAM LAWRENCE CORPORATION

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2004

ASSETS	
CURRENT ASSETS	
Cash	$ 4,534
Securities Owned	4,915
	9,449
FIXED ASSETS	
Net of Accumulated Depreciation and Amortization of $2953	0
OTHER ASSETS	
Due From Officer	6,138
	6,138
TOTAL ASSETS	$ 15,587
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 1,005
OTHER LIABILITIES	
Subordinated Loan Payable	20,501
STOCKHOLDER'S EQUITY	
Common Stock – no par value 200 shares authorized, 112 shares issued and outstanding	200
Additional Paid-In Capital	122,991
Accumulated Deficit	<129,108>
	<5,917>
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,587

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED MAY 31, 2004

REVENUE	$ 42,699
EXPENSES	
Commissions	15,032
Professional Fees	2,525
Office Expense	1,024
Regulatory Fees	3,385
Occupancy	4,703
Communications	2,726
Insurance	1,872
Travel, Meals & Entertainment	7,984
Corporate Taxes	457
Other Expenses	3,199
TOTAL EXPENSES	42,907
NET INCOME <LOSS>	$ <208>

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MAY 31, 2004

	COMMOM STOCK	RETAINED EARNINGS <DEFICIT>	ADDITIONAL PAID-IN CAPITAL
Balance, June 1, 2003	$ 200	$ <128,900>	$ 122,991
Net Income <Loss>	--	<208>	--
Capital Contributions	--	--	--
Balance, May 31, 2004	$ 200	$ <129,108>	$ 122,991

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	<208>
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Securities Owned		1,983
Due From Officer		3,517
Security Deposits		<3,337>
NET CASH PROVDED BY OPERATING ACTIVITIES		1,955
NET INCREASE IN CASH		1,955
CASH AT BEGINNING OF YEAR		2,579
CASH AT END OF YEAR	$	4,534

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

GOTHAM LAWRENCE CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED MAY 31, 2004

SUBORDINATED LIABILITIES AT JUNE 1, 2003	$ 20,501
INCREASE IN SUBORDINATED LIABILITIES	--
SUBORDINATED LIABILITIES AT MAY 31, 2004	$ 20,501

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF FINANCIAL STATEMENTS

NOTE 1 ---NATURE OF BUSINESS AND ORGANIZATION

Gotham Lawrence Corporation ("the Company"), incorporated under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc.

Gotham Lawrence Corporation services both retail and institutional accounts in a variety of securities transactions. The Company has correspondent agreements with a number of large mutual fund companies, and acts as an agent to sell their products. The firm is also a Registered Investment Advisor with the Securities and Exchange Commission, and acts as an agent for clients through clearing arrangements with other broker-dealers.

NOTE 2 ---SIGNIFICANT ACCOUNTING PRINCIPLES

(a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis. Securities owned, consisting primarily of equities, are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of operations.

(b) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

(c) Organization costs consist of expenses relating to the formation of the Company. These costs are being amortized over a 60 month period.

(d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 --- SUBORDINATED LOAN PAYABLE

At May 31, 2004, the Company had borrowings of $20,501, which were unconditionally subordinated to all claims of general creditors pursuant to written agreements. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

NOTE 4---NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At May 31, 2003, the Company had a net capital of $8,472 which exceeded requirements of $5,000 by $3,472 The Company's net capital ratio was .12 to 1.

GOTHAM LAWRENCE CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION MAY 31, 2004

NET CAPITAL	
Total Ownership Equity	$ <5,917>
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	20,501
Other (Deductions) or Allowable Credits	--
Total Capital And Allowable Subordinated Liabilities	14,584
Deductions and/or Charges:	
Non-allowable Assets	6,138
Net Capital Before Haircuts on Securities Positions	8,446
Haircuts on Securities Positions	--
Net Capital	$ 8,446
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	1,005
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	8,345
Ratio: Aggregate Indebtedness to Net Capital	.12

There is no difference between this audited computation of net capital and that included in the Company's unaudited May 31, 2004 Focus Part II filing.

207 Hallock Road ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
Gotham Lawrence Corporation.

We have examined the financial statements of Gotham Lawrence Corporation. for the year ended May 31, 2004 and have issued our report therein dated July 8, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized

use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Gotham Lawrence Corporation as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P Compitiello